UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                 AMENDMENT NO. 6
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                  Peapod, Inc.
                               -------------------
                                (Name of Issuer)


                    Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    704718105
                                ----------------
                                 (CUSIP Number)

                                                   with copies to:
Mr. A.H.P.M. van Tielraden                         John M. Reiss, Esq.
Koninklijke Ahold N.V.                             Oliver C. Brahmst
Albert Heijnweg 1                                  White & Case LLP
1507 EH Zaandam                                    1155 Avenue of the Americas
The Netherlands                                    New York, NY 10036
011-31-75-659-9111                                 212-819-8200


(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

CUSIP No. 704718105
================================================================================

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Koninklijke Ahold N.V.              I.R.S. IDENTIFICATION NO. 000000000

-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /_/
                                                                        (b) /x/
-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS

           WC.

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         /_/

         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              58,262,727 (1) (2)
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            None
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            58,262,727 (1) (2)
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            None
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         58,262,727 (1) (2)
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   /_/

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.8% (2)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------


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

          (1) The shares of common stock of Peapod, Inc. (the "Issuer") covered by this report are (a) purchasable by Koninklijke Ahold N.V. ("Ahold") upon conversion or exercise of (i) 726,371 shares of Series C Convertible Preferred Stock (the "Series C Shares") of the Issuer which would initially be convertible into 19,369,873 shares of Common Stock, representing approximately 51.8% of the total outstanding shares of Common Stock as of June 14, 2001 (based on information received from the Issuer and treating as outstanding for this purpose the shares of Common Stock subject to conversion under the Series C Convertible Preferred Stock), (ii) the warrant (the "Previously Issued Warrant") granted by the Issuer to Ahold pursuant to the Warrant Agreement dated as of April 10, 2000, to initially purchase 100,000 shares of Common Stock, (iii) the warrant (the "Warrant (Credit Agreement)") dated as of April 14, 2000, to initially purchase 3,566,667 shares of Common Stock, and (iv) the warrant (the "Warrant (Preferred Stock)", and together with the Previously Issued Warrant and the Warrant (Credit Agreement), the "Warrants")) dated as of June 30, 2000, to initially purchase 32,894,270 shares of Common Stock, and (b) 2,331,917 shares of Common Stock which Ahold owns, representing with the shares of common stock issuable upon conversion of the Series C Shares approximately 58% of the total outstanding shares of Common Stock as of June 14, 2001 (based on information received from the Issuer and treating as outstanding for this purpose the shares of Common Stock issuable upon conversion of the Series C Shares).

          Prior to the exercise of the Warrants, Ahold is not entitled to any rights as a shareholder of the Issuer as to the shares issuable upon exercise of the Warrants. The Warrants may be exercised at any time.

          (2) Based on information received from the Issuer, the number of shares indicated represents approximately 78.8% of the total outstanding shares of Common Stock as of June 14, 2001 (treating as outstanding for this purpose the shares of Common Stock subject to conversion under the Series C Shares and the shares of Common Stock subject to exercise under the Warrants).


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

          This Amendment No. 6 amends and supplements the Schedule 13D filed on April 24, 2000 as amended by Amendment No. 1 to Schedule 13D filed on June 30, 2000, Amendment No. 2 to Schedule 13D filed on October 11, 2000, Amendment No. 3 to Schedule 13D filed on October 16, 2000, Amendment No. 4 to Schedule 13D filed on March 5, 2001 and Amendment No. 5 to Schedule 13D filed on April 3, 2001, relating to the shares of common stock, $0.01 par value per share ("Common Stock"), of Peapod, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 9933 Woods Drive, Skokie, Illinois 60077. Terms not otherwise defined herein shall have the respective meaning given to such terms in the Schedule 13D filed on April 24, 2000.

Item 3.   Source and Amount of Funds or Other Consideration

          Item 3 is hereby amended by adding immediately after the final paragraph of the item the following:

          "Ahold currently anticipates that the funds to pay for the acquisition of all of the outstanding shares of Common Stock that are not currently owned by Ahold pursuant to the tender offer described in Item 4, will come from available working capital. Such transaction will cost approximately $35,000,000."

Item 4.   Purpose of the transaction.

          Items 4(a) to (j) is hereby amended by adding immediately before the penultimate paragraph of the item the following:

          "Tender Offer and Merger Agreement.

          On July 16, 2001, Ahold, Ahold USA Holdings, Inc., Bean Acquisition Corp. ("Acquisition Corp.") and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for Bean Acquisition Corp. to commence a cash tender offer to acquire all of the outstanding shares of Common Stock that are not currently owned by Ahold at a price of $2.15 per share in cash.

          Following the tender offer, Bean Acquisition Corp. will acquire all remaining publicly held shares of the Issuer through a merger. Upon completion of the merger, the Issuer will be delisted and deregistered from NASDAQ and will become an indirect wholly owned subsidiary of Ahold. The tender offer is not subject to any financing condition or a minimum condition but is subject to other customary closing conditions.

          Ahold's acquisition proposal was made in response to a specific request from a special committee of independent directors designated by the Board of Directors of Issuer that had been established to consider various financing alternatives. In initial discussions between the special committee and Ahold, Ahold indicated that if it were to make a proposal, the proposal would not exceed $1.50 per share. After further discussions with the special committee, Ahold ultimately proposed to acquire the remaining outstanding shares of common stock at $2.15. The special committee recommended approval of this proposal based, in part, on a fairness opinion delivered to the special committee by William Blair & Co., L.L.C.

          Further information about the terms of the Merger shall be provided in the Tender Offer Statement, to be filed with the SEC on Schedule TO within 15 business days of the date of the Merger Agreement. Additional information about the factors and matters considered by the Board of Directors of the Issuer shall be provided in the Schedule 14d-9, also to be filed with the SEC within 15 business days of the date of the Merger Agreement.

          A copy of the Merger Agreement and the joint press release issued by Ahold and the Issuer on July 16, 2001 announcing execution of the Merger Agreement are filed herewith as Exhibits 10.17 and 99.2, respectively."

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Item 6 is hereby amended by adding after the final paragraph of the item the following:

          "Ahold entered into an Agreement of Plan of Merger with the Issuer on July 16, 2001."

Item 7.    Material to be Filed as Exhibits.

          Item 7 is hereby amended by adding after the final paragraph of the item the following:

          "10.17    Merger Agreement, dated July 16, 2001.
           99.2 Joint Press Release, dated July 16, 2001."


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

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2001


                                         KONINKLIJKE AHOLD N.V.



                                         By:    /s/ A. M. Meurs
                                            ----------------------------------
                                            Name: A. M. Meurs
                                            Title: Executive Vice President







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

                                  EXHIBIT INDEX

     10.17    Merger Agreement, dated July 16, 2001.
     99.2     Joint Press Release, dated July 16, 2001.



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